Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

TRANSGENOMIC, INC.

TRANSGENOMIC, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the Corporation is TRANSGENOMIC, INC. (the “Corporation”).

SECOND: The Third Amended and Restated Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on October 26, 2005 (the “Restated Certificate”).

THIRD: This Certificate of Amendment amends certain provisions of the Restated Certificate, and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of Section 242 of the DGCL, and further adopted in accordance with the provisions of Sections 211 and 242 of the DGCL by the stockholders of the Corporation.

FOURTH: a second paragraph shall be added to Article IV, Section 4.1 of the Restated Certificate, which shall read as follows:

“Effective at 5:00 p.m. Central Time on January 27, 2014, each twelve (12) shares of Common Stock issued and outstanding at such time shall be combined into one (1) share of Common Stock, par value $0.01 per share (the “Reverse Stock Split”). No fractional share shall be issued upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, pay to a holder of a fractional share interest an amount in cash equal to the product obtained by multiplying (i) the closing price of the shares of Common Stock on the day immediately preceding the effective date of the Reverse Stock Split, as reported on the Over-the-Counter Bulletin Board (“OTCQB”) (or, if the closing price of the Common Stock is not then reported on the OTCQB, then the fair market value of the shares of Common Stock as determined by the Board of Directors of the Corporation) by (ii) the number of shares of Common Stock held by such stockholder that would otherwise have been exchanged for such fractional share interests.”

[Signature Page Follows]

IN WITNESS WHEREOF, TRANSGENOMIC, INC. has caused this Certificate of Amendment to be signed by the undersigned officer as of this 24th day of January, 2014.

TRANSGENOMIC, INC.

By:	/s/ Paul Kinnon
Name: Paul Kinnon
Title: President and Chief Executive Officer